Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

The following is a copy of an email that was delivered to Progress Energy employees on January 18, 2011:

Week 1 Q&A

Dozens of employees have submitted questions through the intergration@pgnmail.com mailbox and the Integration SharePoint site. Each week, the company will provide answers to some of the most frequently submitted questions.

Why did we have to find out about this from the media instead of our supervisors?

Our company’s philosophy has always been to ensure employees are aware of news before the media reports it. However, in the case of merger deals, this is simply not possible. Securities and Exchange Commission rules prevent companies from providing any prior information to any individuals or groups of shareholders without giving it to all shareholders at the same time. Because of these rules, the internal message had to be timed to go out simultaneously with the news release.

Both companies remain committed to being as transparent as possible throughout this process.

Will there be any outplacements this year?

There will be no job reductions due to the merger until after the deal closes, which we expect to occur in the fourth quarter of this year. However, some position reductions may occur prior to that time due to normal business operations. Progress Energy has a responsibility to meet its 2011 budget targets. Your department head will be able to provide more information if there are restructuring plans for your area or function.

Will there be a hiring freeze for Progress Energy?

Not as this time. Managers still have the discretion to fill vacancies. Some vacancies may be held open in anticipation of future changes, but there is no hiring freeze. Unless other direction is given later in the integration process, managers will be able to fill positions as appropriate to meet business needs.

Will there be a voluntary outplacement or early retirement program?

As part of the integration process, the companies will examine the possibility of voluntary severance options for employees. One of the advantages to a multi-year integration is the ability to take advantage of natural attrition to reduce the number of employees affected by consolidating operations

What will the merger mean for the pension program? Will the Florida and Carolinas’ pension plans continue for employees already vested?

Pension benefits already earned and vested will remain for participants in both pension programs. The integration teams will review pension programs as part of a comprehensive look at all compensation and benefits programs. Duke Energy currently offers both a pension and 401(k) benefit similar to those offered by Progress Energy.

What does this mean for employees who may be about to retire? Will it change retiree health or other benefits?

Employees who retire during 2011 will retain the benefits they currently have. Part of the integration work will be to examine practices and determine benefits for the new organization. As stated above, employees will retain vested pension benefits even if the new company creates a different retirement plan moving forward. Other retiree benefits provided by Progress Energy and Duke Energy will be reviewed as part of the integration process.

Will the headquarters of Progress Energy Carolinas remain in Raleigh?

Yes.

Will the headquarters of Progress Energy Florida remain in St. Petersburg?

Yes

Why haven’t we heard much about Florida in the merger communications?

The presumption is that after the merger, Progress Energy Florida will continue to operate in much the same way as it does now. Because of geography, there are few opportunities for joint dispatch or other operational synergies. As a result, the integration teams will focus mainly on support functions in Florida. See the related Q&A attached for more information.

Will Progress Energy continue to operate separately? How will that work?

Yes. Duke Energy Carolinas and Progress Energy Carolinas will continue to operate as separate utilities with separate customers, systems and rates. The relationship will work much the same way as our current retail and wholesale relationships. Right now, Progress Energy generates electricity with a single fleet that serves both retail customers and wholesale customers, even though they have different rate structures. After the merger is complete, the generating plants will all be under the Duke Energy umbrella, but they will provide energy for both utilities and their retail and wholesale customers. One of the advantages in the combination of our two companies is that it will be much more efficient to serve customers in Progress Energy’s Western Region from Duke’s generating plants in Western North Carolina. Similarly, Durham-based Duke Energy customers would be more efficiently served by the Roxboro or Mayo Progress Energy plants.

With most of Duke’s craft and technical employees unionized, does that mean the Carolinas’ craft will be required to unionize after the merger?

No. The leadership of Progress Energy Carolinas remains committed to creating a collaborative workplace atmosphere where employees do not feel the need to seek union representation. North Carolina and South Carolina are right-to-work states.

What is joint generation dispatch and how will we get savings there?

Once the merger is approved, we will move forward with an integration of the Progress Energy and Duke Energy generation systems. By operating the separate fleets as a single system, we will be able to realize significant operational efficiencies by making better use of each utility’s most efficient power-production source in meeting customer energy needs. These fuel cost savings will flow through to customers through the fuel component in rates, which is set annually.

What does this merger announcement mean for the Continuous Business Excellence (CBE) program?

CBE will help us in our integration process. This effort to improve the business is important and it will continue to be a priority for the combined company. Furthermore, we can’t lose sight of the budget targets that we still have to hit in 2011. CBE will be instrumental in helping us find innovative ways to reach those targets. One important element of CBE is getting a better understanding of the dynamics shaping the company’s near- and long-term workforce needs, which will help us as we prepare to merge.

Accelerating CBE into the business remains an enterprise priority and focus area for 2011. Given the uncertainties that come with the merger announcement, we may make some strategic adjustments to our CBE plans – likely accelerating Lean deployment in some areas while redirecting resources in other areas. We will work closely with the businesses and the CBE Steering Committee to make these decisions.

What happens next in the integration?

Initial planning is under way. Paula Sims and her counterpart A.R. Mullinax plan to announce the integration team leads in the coming weeks. Some of the first areas of focus will include human resources-related issues, communications, regulatory issues, fuels, and information technology and telecommunications issues.

Safe Harbor information

As an employee, you may also be a shareholder of Progress Energy. Because this transaction requires shareholder approval and involves a stock offering, we are including the following information:

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-

related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

###

Florida Q&A

What does this change mean for Progress Energy Florida customers?

The Florida utility will continue to be headquartered in St. Petersburg. The integration of the two companies will take place over several months and will be driven, in part, by the schedule for the necessary regulatory filings, which we anticipate will take about a year. Our expectation at this point is that the change would be largely transparent to our Florida customers. Since Duke Energy does not have regulated retail operations in Florida, changes in the near term (at least those visible to the customer) are expected to be minimal. Over time, we expect the change to be positive for customers, as the benefits of a larger company translate to greater operational efficiencies — i.e., drive our operations to be safer, faster, less expensive and even more customer-focused.

Will the Florida Public Service Commission have to approve the proposed merger?

Approval by the Florida Public Service Commission is not required by the state, but we will certainly keep Florida regulators fully informed throughout the process and integration, and we will be prepared to address any questions or concerns commissioners raise. The major regulatory filings required include the state regulatory agencies in North Carolina and South Carolina, the Federal Energy Regulatory Commission as well as expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on the federal level. (Note: The Hart-Scott-Rodino Act relates to the Federal Trade Commission and Department of Justice premerger notification process.).

Will any of the savings from economies of scale, fuel or dispatch changes flow to Florida customers?

The most direct fuel savings will come from the combination of contiguous operations in the Carolinas. However, the increased size and scope of the company does provide increased opportunities to leverage best practices, shared expertise and operational efficiencies. Those attributes, over time, will result in greater efficiency in all our operations and with all our customers. The pending combination of companies is not expected to have an effect on the previously discussed need for a general rate increase in the near future.

How will it affect the price I pay for electricity in Florida?

The pending merger will not have an immediate effect on electricity prices paid by customers. Florida base rates will remain stable through the end of 2012 due to the agreement reached last year. (Remember – The total electric rate for 2011 is down 6 percent over 2010 rates). Each utility will continue to operate normally during the year-long merger process. In Florida, the state’s Public Service Commission will continue to regulate the company’s Florida operations and rates.

Once the merger is approved and completed it will provide greater financial strength and stability for the combined company and allows for synergies that can help lower costs and mitigate future rate pressures for customers. However, the merger is not expected to have an effect on the previously discussed need for a general rate increase in the near future to meet federal and state policies and the energy needs of our customers.

How will the change impact the service I receive?

In the short term, there will be no change in customer service at either company or its utilities. Customers will continue to pay their bills, request new service or programs or ask questions in the same manner used today. Once the merger is complete, which we anticipate to take about a year, we expect the combined company to have the ability to provide the same outstanding level of reliable, cost-efficient customer service, and the combination will provide opportunities for enhanced cost controls and storm response, among other benefits.

Will there be layoffs?

Yes, we anticipate there will be job reductions at both companies as we merge operations in the years ahead. We do not have a predetermined number or goal. We will work to minimize the number of reductions by taking advantage of savings in other areas first (including fuel efficiencies and joint dispatch in the Carolinas).

No positions will be eliminated until the merger is approved, which we expect to take about a year. And reductions will be phased in over several years.

In the coming months, we will be working to plan the integration of our operations. That comprehensive analysis will drive organizational decisions and staffing levels. The multi-year transition period also will help to further minimize reductions through attrition, retirements and managing of vacancies.

In the future when positions are eliminated, the companies will provide severance benefits for those not placed in the new organization.

Will we see large staffing reductions among Progress Energy Florida employees?

No positions will be eliminated until the merger is approved, which we expect to take about a year. And reductions will be phased in over several years.

In the coming months, we will be working to plan the integration of our operations. That comprehensive analysis will drive organizational decisions and staffing levels. The multi-year transition period also will help to further minimize reductions through attrition, retirements and managing of vacancies.

Because both current companies are headquartered and have utility operations in the Carolinas, there are two support organizations in the Carolinas, so most of the efficiencies are expected to come from the consolidation of Carolinas resources. There will likely be some changes over time in Florida, but we do not anticipate major staffing reductions in Florida as a result of the merger.

(Note — Currently, Progress Energy Florida employs about 4,000 Floridians directly or through its parent and subsidiaries.)

Progress Energy FL President and CEO, Vincent Dolan’s name doesn’t appear on the new leadership team organization chart. What does this signify?

Until the merger has received all necessary approvals and has closed, the companies will continue to operate as separate entities with Mr. Dolan serving as the president and CEO of Progress Energy Florida. A joint integration team is currently determining additional levels of leadership for the combined organization and its subsidiaries, including utility operations in Florida and the five other states it will serve (North Carolina, South Carolina, Ohio, Kentucky and Indiana).

Does this mean the company will invest less in economic development, cultural programs and other important activities in Florida?

At this time it is not possible to provide details regarding levels of community support following the merger. However, during the year-long merger process, Progress Energy Florida intends to maintain its community commitments and level of support. For the past century, we’ve taken an active role in building and supporting communities – identifying opportunities that will have a lasting impact and thoughtfully committing our resources and our time to them. In fact, both companies have long traditions of significant community investment, because we realize that our companies’ success is tied directly to the vitality of the communities we serve. That will continue to be an important reality for the new company as well.

How will the merger impact the proposed Levy County nuclear power plant in Florida?

We do not anticipate an effect on the current plan. The Levy nuclear project continues to be the best baseload generation option for Florida, taking into account cost, potential carbon regulation, fossil fuel price volatility and the benefits of fuel diversification. As announced last year, the company is focusing its efforts primarily on obtaining a combined operating license from the Nuclear Regulatory Commission (NRC). If the licensing schedule remains on track, the company expects the Nuclear Regulatory Commission (NRC) to issue the Levy combined operating license (COL) in late 2012. At that time, the company will update its assessment of the project and schedule to ensure that it continues to be in the best interests of customers in Florida and the shareholders of what will then be the new combined company.

How does this impact the repair and return to service of the Crystal River nuclear plant?

It will have no impact. Progress Energy Florida is making preparations for pre-start testing and is targeting return to service in the first quarter of 2011. Until the merger has received all necessary approvals and has closed, the companies will continue to operate as separate entities.

How will this affect Progress Energy Florida’s 10-year Demand Side Management (DSM) goals?

It will have no impact. In Florida, the state’s Public Service Commission will continue to regulate the company’s Florida operations including the approval of energy efficiency plans, goals and programs.

Will the new company have board members representing Florida?

The board of directors of the combined company will be composed of members from the existing boards of Duke and Progress. Both Mr. Rogers and Mr. Johnson will serve on the board of directors of the combined company, which will be composed of 18 members, with 11 being designated by Duke Energy’s board of directors and 7 designated by Progress Energy’s board of directors.

Florida’s new Governor, Rick Scott, has made job creation the number one priority of his administration. Will the company work with the governor to ensure Florida jobs are retained?

Progress Energy has a long history of working cooperatively with state and local leaders to spur economic development and job growth in Florida. We have notified the Governor of the merger plans. Currently, Progress Energy Florida employs about 4,000 Floridians directly or through its parent and subsidiaries. There will likely be some changes over time in Florida, but we do not anticipate major staffing reductions in Florida as a result of the merger. Because both current companies are headquartered and have utility operations in the Carolinas, there are two support organizations in the Carolinas, so most of the efficiencies are expected to come from the consolidation of Carolinas resources. No job reductions will take place until after the merger is approved, a process that will take about a year. The company will work to mitigate the total number of jobs impacted through natural attrition and by managing vacant positions. We anticipate the majority of our employees will be part of the new combined company.

Safe Harbor information

As an employee, you may also be a shareholder of Progress Energy. Because this transaction requires shareholder approval and involves a stock offering, we are including the following information:

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.